ZION OIL & GAS INC.

12655 North Central Expressway, Suite 1000

Dallas, Texas 75243

March 8, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Washington, D.C. 20549-4628

Attention: Parhaum J. Hamidi

Re:	Statement on Form S-3 (File No. 333-216191) of Zion Oil & Gas, Inc. filed on February 23, 2017, as amended March 7, 2017 (the “Registration Statement”).

Dear Mr. Hamidi:

Zion Oil & Gas, Inc. (the “Corporation”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) declare the Registration Statement referenced above to be effective as of 2 pm E.T. on March 10, 2017 or as soon as possible thereafter.

Very truly yours, /s/ Victor G. Carrillo Victor G. Carrillo Chief Executive Officer